UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Knology, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

499183804

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499183804

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
J. H. Whitney IV, L.P., a Delaware limited partnership (IRS Identification No. 06-1561366), the sole general partner of which is J. H. Whitney Equity Partners IV, L.L.C., a Delaware limited liability company.  The managing members of J. H. Whitney Equity Partners IV, L.L.C. are Peter M. Castleman, James H. Fordyce, William Laverack, Jr., and Daniel J. O'Brien.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,585,122 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,585,122 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,122 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.56%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Knology, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1241 O.G. Skinner Drive West Point, GA 31833

Item 2.
(a)

Name of Person Filing
J. H. Whitney IV, L.P. is a Delaware limited partnership.  The name of the general partner of J. H. Whitney IV, L.P. is  J. H. Whitney Equity Partners IV, L.L.C., a Delaware limited liability company, whose business address is 130 Main Street, New Canaan, CT 06840.  The names and business address of the managing members of J. H. Whitney Equity Partners IV, L.L.C. are as follows:  Peter M. Castleman, who has a business address at 917 Tahoe Boulevard, Suite 200, Incline Village, NV 89451, and James H. Fordyce, William Laverack, Jr., and Daniel J. O'Brien, each of whom has a business address at c/o Whitney & Co., 130 Main Street, New Canaan, CT 06840.

	(b)	Address of Principal Business Office or, if none, Residence J. H. Whitney IV, L.P. 130 Main Street New Canaan, CT 06840
(c)

Citizenship
J. H. Whitney IV, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 499183804

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: J. H. Whitney IV, L.P. is the beneficial owner of 1,585,122 shares(1)
(b) Percent of class: 4.56%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,585,122 shares
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 1,585,122 shares
(iv) Shared power to dispose or to direct the disposition of 0 shares

1                                          Does not include 80,913 shares owned by William Laverack, Jr., a managing member of J. H. Whitney Equity Partners IV, L.L.C., the general partner of J. H. Whitney IV, L.P., as to which J. H. Whitney IV, L.P. disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J. H. Whitney IV, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2007
J. H. WHITNEY IV, L.P.

By: J. H. Whitney Equity Partners IV, L.L.C.
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member